UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of January, 2006
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐            Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated January 23, 2006	3-7
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 24, 2006

Cameco Corporation
By:	"Gary M.S. Chad"
________________________________
Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Significant Additional Gold Reserves at Centerra
Saskatoon, Saskatchewan, Canada, January 23, 2006 . . . . . . . . . . . . . .
Cameco Corporation announced today that Centerra Gold Inc. issued updated estimates on the reserves and resources at its operating mines and advanced projects. Cameco owns about 53% of Centerra, which is listed on the Toronto Stock Exchange. All dollar amounts are in United States dollars.
Reserves of 2.32 million ounces of gold have been added at Kumtor before accounting for mining of 614,000 ounces of contained gold in 2005. The reserve grade has also increased from 3.3 grams/tonne (g/t) gold to 3.8 g/t. These changes were primarily a result of additional drilling at the south end of the currently operating pit. An assessment of the additional capital expenditures required to develop these reserves is nearing completion. At Boroo, reserves of 349,000 ounces of gold have been added, mostly as a result of additional drilling and changes in pit designs. Additionally, 2.5 million ounces of measured and indicated resources have been added to Centerra’s resource base.
As of December 31, 2005, on a 100% project basis, Centerra’s proven and probable reserves totaled 6.2 million ounces of contained gold (Cameco’s share is 3.2 million ounces), which includes an increase of 2.7 million ounces offset by 917,000 ounces mined in 2005. Based on these estimates, the additional reserves will extend the Kumtor mine life by almost three years and the Boroo mine life by more than one year. The Kumtor mine is located in the Kyrgyz Republic and the Boroo mine is in Mongolia.
“We anticipated Centerra would be a successful, growing gold producer when the company was formed,” said Jerry Grandey, Cameco’s chair and CEO. “The remarkable reserve and resource results announced today are another indication that our confidence was well founded.”
As of December 31, 2005, on a 100% project basis, Centerra’s measured and indicated resources totaled 6.3 million ounces of contained gold (Cameco’s share is 3.1 million ounces), which includes an increase of 2.5 million ounces over the December 31, 2004 figures. Reserves and resources are reported separately.
The 2005 year-end reserves were estimated using a gold price of $400 per ounce. The 2004 year-end estimates used a gold price of $375 per ounce. The increase in the gold price used for reserve estimation had a minimal contribution to the reserve increase.

Centerra plans to spend a total of $21 million on exploration activities in 2006. Exploration at Kumtor in 2006 will be focused on extending the deposit where the higher-grade mineralization offers the potential for further reserve and resource increases. Centerra will continue its exploration program of the Kumtor orebody, where planned exploration expenditures for 2006 are $11.4 million.
Reserve and Resource Summary

Reserves (1)	(Tonnes and ounces in thousands)(9)
	Proven			Probable			Total Proven and Probable Reserves
Property	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Cameco	Mining
		(g/t)	Gold(oz)		(g/t)	Gold (oz)		(g/t)	Gold (oz)	Share (oz)	Method (3)
										(2)
Kumtor	17,600	3.7	2,099	22,562	3.9	2,854	40,162	3.8	4,953	2,609	OP
Boroo	8,810	2.8	774	4,580	3.0	444	13,390	2.8	1,218	609	OP

Total	26,410	3.4	2,873	27,142	3.8	3,298	53,552	3.6	6,171	3,218

Measured and Indicated Resources	(Tonnes and ounces in thousands)(9)
	Measured			Indicated			Total Measured and Indicated Resources
Property	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Cameco	Mining
		(g/t)	Gold (oz)		(g/t)	Gold (oz)		(g/t)	Gold (oz)	Share	Method(3)
										(oz) (2)
Kumtor (4) (5)	13,406	3.8	1,634	10,601	4.1	1,387	24,007	3.9	3,021	1,591	OP+ UG
Boroo (4) (6)	1,870	2.4	147	782	2.2	54	2,652	2.4	201	101	OP
Gatsuurt (7)				18,597	3.1	1,854	18,597	3.1	1,854	977	OP
REN (8)				2,753	13.6	1,201	2,753	13.6	1,201	393	UG

Total	15,276	3.6	1,781	32,733	4.3	4,496	48,009	4.1	6,277	3,062

Inferred Resources	(Tonnes and ounces in thousands)(9)
	Inferred
Property	Tonnes	Grade	Contained	Cameco	Mining
		(g/t)	Gold (oz)	Share	Method(3)
				(oz)(2)
Kumtor (4) (5)	5,475	4.6	803	423	OP& UG
Boroo (4) (6)	2,563	2.0	167	84	OP
Gatsuurt (7)	3,980	3.0	378	199	OP
REN (8)	301	13.2	128	42	UG

Total	12,319	3.7	1,476	748

(1)	The reserves have been estimated based on a gold price of $400 per ounce. Cameco reports reserves and resources separately.

(2)	Cameco’s equity interests are: Kumtor 53%, Gatsuurt 53%, Boroo 50% and REN 33%.

(3)	OP means open pit and UG means underground.

(4)	Open pit resources occur beneath the current ultimate pit designs using a gold price of $400 per ounce.

(5)	The open pit resources at Kumtor are estimated based on a cutoff grade of 1.3 grams per tonne. Underground resources occur below the main Kumtor pit shell and are estimated based on a cutoff grade of 5.0 grams per tonne.

(6)	The resources at Boroo are estimated based on a variable cutoff grade depending on the type of material and the associated mill recovery. The cutoff grades range from 0.9 grams per tonne to 1.1 grams per tonne.

(7)	The resources at Gatsuurt are estimated based on a cutoff grade of 1.6 grams per tonne.

(8)	The resources at REN are estimated based on a cutoff grade of 8.0 grams per tonne.

(9)	A conversion factor of 31.10348 grams per ounce of gold is used in the reserve and resource estimates.

The Kumtor deposit is described in Centerra’s prospectus dated June 22, 2004 and in a technical report dated May 2004 prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators. The prospectus and technical report have been filed by Centerra on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The technical report describes the exploration history, geology and style of gold mineralization at the Kumtor deposit. Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the drilling programs at the Kumtor site and satellite deposits are the same as, or similar to, those described in the technical report. A new NI 43-101 technical report is being prepared and will be completed and filed on SEDAR before March 10, 2006.
The reserves and resources, estimated as at December 31, 2005, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101).
The technical information provided for Kumtor, Boroo, Gatsuurt and the REN project was prepared under the supervision of Robert S. Chapman, M. Sc., P. Geo., and Centerra’s Director, Mergers & Acquisitions, who is a Qualified Person for the purpose of National Instrument 43-101.
Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves as there is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.
Centerra Profile
Centerra is a growth-oriented, gold company focused on acquiring, exploring, developing and operating gold properties primarily in Central Asia, the former Soviet Union and other emerging markets. Centerra is a leading North American gold producer and the largest Western-based gold producer in Central Asia and the former Soviet Union. Centerra’s shares trade on the Toronto Stock Exchange under the symbol CG. The company is based in Toronto, Canada.
Cameco Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Forward-Looking Statements
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include:
Caution Regarding Reserve and Resource Estimates
Reserve and resource figures included are estimates and no assurances can be given that the indicated levels of gold will be produced or that Centerra will receive the gold price assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Cameco believes that the reserve and resource estimates included are well established and the best estimates of Centerra’s management, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in gold, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resources figures included herein have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any resource estimate will ultimately be reclassified as proven or probable reserves.
If Centerra’s reserve or resource estimates for its gold properties are inaccurate or are reduced in the future, this could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Caution Regarding Mine Life Estimates
Centerra estimates the future mine life of its operations. No assurance can be given that mine life estimates will be achieved. Failure to achieve these estimates could have an adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Centerra has provided additional information in their news release that is available on their Web site at www.centerragold.com.
- End -

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